Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

January 13, 2016

In accordance with Section 11.3 of National Instrument 51-102, this report describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of Postmedia Network Canada Corp. (the “Corporation”) held on Wednesday, January 13, 2016 at Postmedia Place, 365 Bloor Street East, 11th Floor, Toronto, Ontario.

1.	Appointment of Auditors – Approved

The resolution to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the shareholders of the Corporation.

Outcome	Votes For*	Votes Withheld*	Broker Non-Votes
Approved	865,437	451	0

2.	Election of Directors – Approved

Each of the directors listed as nominees in the management proxy circular dated November 25, 2015 were elected directors of the Corporation until the next annual general meeting of shareholders.

Nominee	Outcome	Votes For*	Votes Withheld*	Broker Non-Votes
Rod Phillips	Approved	841,518	4,621	19,749
Paul Godfrey	Approved	841,411	4,728	19,749
Charlotte Burke	Approved	841,518	4,621	19,749
Stephanie Coyles	Approved	841,519	4,620	19,749
Wendy Henkelman	Approved	841,519	4,620	19,749
Mitch Joel	Approved	841,519	4,620	19,749
Ted Lodge	Approved	841,518	4,621	19,749
Martin Nisenholtz	Approved	841,519	4,620	19,749
Graham Savage	Approved	841,518	4,621	19,749
Peter Sharpe	Approved	841,518	4,621	19,749
Robert Steacy	Approved	841,518	4,621	19,749

3.	Proposed Amendments to the Stock Option Plan – Approved

The resolution to amend the Corporation’s stock option plan to increase the number of authorized shares to be reserved for issuance under the stock option plan was approved by the shareholders of the Corporation.

Outcome	Votes For	Votes Against	Broker Non-Votes
Approved	762,425	86,295	19,749

4.	Proposed Amendments to the Restricted Share Unit – Approved

The resolution to amend the Corporation’s restricted share unit plan to increase the number of authorized shares to be reserved for issuance under the restricted share until plan was approved by the shareholders of the Corporation.

Outcome	Votes For*	Votes Against*	Broker Non-Votes
Approved	840,937	5,202	19,749

*The vote for this motion was taken by a show of hands so the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

DATED this 14th day of January, 2016.

POSTMEDIA NETWORK CANADA CORP.

By:	/s/ Douglas Lamb
Douglas Lamb
Executive Vice President & Chief Financial Officer